UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of July, 2021
Commission File Number: 001-38262

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)
LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)

Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒  Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra relevant event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: July 2, 2021	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

City of Buenos Aires, July 2, 2021

Messrs.
Comisión Nacional de Valores (Argentine National Securities Commission)

Bolsas y Mercados Argentinos S.A. (BYMA) (Buenos Aires Stock Exchange)

Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event

Dear Sirs,
We are writing in order to comply with section 2, Chapter I, Title XII and subsection a) of Section 4, Chapter II, Title II of the Argentine National Securities Commission (Comisión Nacional de Valores) Rules (2013 revised version).
In this regard, we inform that today the Board of Directors of the Company accepted the resignation submitted by Mr. Luiz Augusto Klecz to his position as director of the Board of the Company, thanking for his contribution to the Company’s business. Mr. Klecz’s resignation is based on the fact that he will be assuming new roles within the InterCement Group, which hampers his continuity in the current position.

Furthermore, in light of the above-mentioned resignation, we inform that the Board of Directors of the Company decided at today’s meeting to convene an Ordinary General Shareholders' Meeting to be held on August 11, 2021 at 14:15 p.m. on the first call and for the same day at 16:15 p.m. on second, in order to appoint a new principal director.

  Sincerely,

_______________________
Marcos Isabelino Gradin
Investor Relations Officer